EXHIBIT 1

FirstService Corporation

Annual Information Form

For the year ended December 31, 2019

February 20, 2020

TABLE OF CONTENTS

Notice to reader	2
Presentation of information	2
Forward-looking statements	2
Corporate structure	3
General development of the business	3
Business description	4
Seasonality	8
Trademarks	8
Growth strategy	8
Competition	8
Employees	9
Non-controlling interests	9
Dividends and dividend policy	9
Capital structure	10
Market for securities	10
Transfer agents and registrars	11
Directors and executive officers	11
Legal proceedings and regulatory actions	15
Properties	15
Reconciliation of non-GAAP financial measures	16
Risk factors	17
Interest of management and others in material transactions	22
Material contracts	22
Cease trade orders, bankruptcies, penalties or sanctions	23
Conflicts of interest	24
Experts	24
Audit Committee	24
Additional information	26
Exhibit “A” – Audit Committee Mandate

NOTICE TO READER

This is the annual information form of FirstService Corporation for the year ended December 31, 2019 (the “AIF”). In this AIF, unless otherwise specified or the context otherwise requires, reference to “we”, “us”, “our”, “Company” or “FirstService” includes reference to the subsidiaries of, and other equity interests held by, FirstService Corporation and its subsidiaries.

Certain historical information contained in this AIF has been provided by, or derived from information provided by, certain third parties. Although we have no knowledge that would indicate that any such information is untrue or incomplete, we assume no responsibility for the completeness or accuracy of such information or the failure by such third parties to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to us.

PRESENTATION OF INFORMATION

Unless otherwise specified, all dollar amounts referred to in this AIF are expressed in United States dollars and all references to “$” or “US$” are to United States dollars and all references to “C$” are to Canadian dollars. Unless otherwise indicated, all financial statements and information included in, or incorporated by reference into, this AIF is determined using generally accepted accounting principles as in effect in the United States (“GAAP”) and presented as at December 31, 2019.

FORWARD-LOOKING STATEMENTS

This AIF contains, and incorporates by reference, “forward looking statements” which reflect the current expectations, estimates, forecasts and projections of management regarding our future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may,” “would,” “could,” “will,” “anticipate,” “believe,” “plan,” “expect,” “intend,” “estimate,” “aim,” “endeavour” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this AIF. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in, or incorporated by reference into, this AIF are based upon what management currently believes to be reasonable assumptions, we cannot assure readers that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this AIF and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this AIF to reflect subsequent information, events, results or circumstances or otherwise.

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

(February 20, 2020)

Corporate structure

We were formed under the Business Corporations Act (Ontario) as “New FSV Corporation” pursuant to Articles of Incorporation effective on October 6, 2014. On June 1, 2015, our predecessor, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – FirstService and Colliers International Group Inc. Under the spin-off, Old FSV shareholders received one FirstService share and one Colliers International Group Inc. share of the same class as each Old FSV share previously held, Old FSV amalgamated with a wholly-owned subsidiary and changed its name to Colliers International Group Inc., and FirstService’s name was changed to “FirstService Corporation”.

On May 10, 2019, we settled the Restated Management Services Agreement, including the long-term incentive arrangement (the “LTIA”) therein, between FirstService, Jay S. Hennick and Jayset Management FSV Inc. and eliminated FirstService’s dual class share structure. On that date, FirstService also effected an amendment to its articles that eliminated the multiple voting shares and the “blank cheque” preference shares as part of the authorized capital of FirstService, and re-classified its subordinate voting shares as common shares. This transaction is further described in FirstService’s management information circular dated March 25, 2019 relating to the annual and special meeting of shareholders held on May 3, 2019 under “Business of the Meeting – Approval of Transaction” and “Business of the Meeting – Approval of Amendment to the Articles”.

Our head and registered office is located at 1255 Bay Street, Suite 600, Toronto, Ontario, M5R 2A9. Our fiscal year-end is December 31.

Intercorporate Relationships

We have the following principal subsidiaries which have total assets or revenues which exceed 10% of our total consolidated assets or revenues as at and for the year ended December 31, 2019:

Name of subsidiary	Percentage of voting securities owned	Jurisdiction of incorporation, continuance, formation or organization
Century Fire Holdings, LLC.	93.2%	Delaware
FirstService CAM Holdings, Inc.	100.0%	Delaware
FirstService Residential, Inc.	100.0%	Delaware
FirstService Residential Florida, Inc.	100.0%	Florida
FirstService Restoration, Inc.	100.0%	Delaware
FS Brands, Inc.	95.7%	Delaware
California Closet Holdings, Inc.	99.1%	Delaware

The voting securities of the above noted subsidiaries not controlled by FirstService are owned by operating management of each respective subsidiary. The above table does not include all of the subsidiaries of FirstService. The assets and revenues of our unnamed subsidiaries did not exceed 20% of our total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2019.

General development of the business

FirstService is the North American leader in residential property management and other essential property services to residential and commercial customers. We began independent operations on June 1, 2015 following the completion of the Spin-off, which included, among other things, the transfer to us of the FirstService Residential and FirstService Brands divisions of Old FSV, and the assets and liabilities referable thereto, as operated by Old FSV prior to June 1, 2015. Prior to completion of the Spin-off, we did not carry on any active business and did not issue any shares.

History

The businesses lines of FirstService were part of the foundation of our predecessor company, Old FSV, originally launched in 1989 by Jay S. Hennick, our founder and Chairman, with a Toronto-based commercial swimming pool and recreational facility management business which he founded as a teenager in 1972. Over the past 30 years, the businesses of FirstService have grown their operations “one step at a time” both through internal growth and acquisitions. In addition to the Spin-off, the following chart summarizes key milestones in the evolution of the Company:

Year	Event
1989	Jay S. Hennick established Old FSV with a Toronto-based swimming pool management company Old FSV acquired College Pro Painters franchise system and established FirstService Brands
1994	D. Scott Patterson joined Old FSV as Vice President, Corporate Development and soon thereafter became Chief Financial Officer
1996	Old FSV established the FirstService Residential platform by acquiring two Florida-based property management firms, with follow-on acquisitions in the New York City and Northeast U.S. regions shortly thereafter
1997	FirstService Brands acquired Paul Davis Restoration
1997	FirstService Financial was established as part of the FirstService Residential platform service offering
1998	FirstService Brands acquired California Closets
2005	FirstService Brands exceeded 1,000 franchises
2007	FirstService Brands exceeded $1 billion in system-wide sales
2008	FirstService adopted Net Promoter System (NPS) across all of its businesses
2009	FS Energy was launched to add to FirstService Residential’s comprehensive services
2010	FirstService Residential expanded into Canada Charles E. Chase was promoted to President and Chief Executive Officer of FirstService Brands
2013	Charles M. Fallon was named Chief Executive Officer of FirstService Residential FirstService Residential national brand was established from the re-branding of 18 regional brands
2016	FirstService acquired Century Fire Protection
2019	FirstService acquired Global Restoration (legally known as Bellwether FOS Holdco, Inc.)

Business description

FirstService is a leading provider of branded essential property services comprised of two operating divisions: FirstService Residential, the largest provider of residential property management services in North America, and FirstService Brands, a leading provider of essential property services to residential and commercial customers through both franchise systems and company-owned operations. With the completion of the acquisition of Global Restoration in 2019, FirstService Brands significantly expanded its scale and capabilities in commercial and large loss property restoration in North America. See “– FirstService Brands Segment – Global Restoration”.

FirstService Residential and FirstService Brands both rely on the same operational foundations for success – a core competency in managing and growing market-leading, value-added outsourced essential property services businesses; a focus on client service excellence; economies of scale that are leveraged wherever possible to create more value for clients; and strong brand recognition. These pillars provide our businesses with competitive advantages that are difficult to replicate. Our two business lines also have similar highly attractive financial profiles, including a high proportion of recurring revenue streams, low capital expenditure and working capital requirements, high free cash flow generation, and significant financial strength to grow both organically and through consolidation of highly fragmented industries.

We conduct our business and report our financial performance through two operating segments as shown below:

The following charts summarize the revenues, operating earnings and adjusted EBITDA of our two operating segments over the past two fiscal years.

Revenues by operating segment	Year ended December 31
(in thousands of US$)	2019	2018
FirstService Residential FirstService Brands Total	1,411,998 995,412 $2,407,410	1,254,840 676,633 $1,931,473

Operating earnings (loss) by operating segment	Year ended December 31
(in thousands of US$)	2019	2018
FirstService Residential FirstService Brands Corporate Total	104,706 60,586 (339,711) $(174,419)	89,043 54,988 (16,463) $127,568

Adjusted EBITDA[1] by operating segment	Year ended December 31
(in thousands of US$)	2019	2018
FirstService Residential FirstService Brands Corporate Total	130,583 118,298 (13,699) $235,182	112,753 88,368 (10,510) $190,611

FirstService Residential Segment

FirstService Residential is North America’s largest manager of private residential communities, offering a full range of services across multiple geographies to a wide variety of clients, including condominiums (high, medium and low-rise), co-operatives, homeowner associations, master-planned communities, active adult and lifestyle communities, and a variety of other residential developments governed by common interest or multi-unit residential community associations. Our more than 15,000 employees in approximately 100 offices across 25 U.S. states and 3 Canadian provinces manage approximately 8,500 communities, representing more than 4 million residents in over 1.7 million residential units. Our operational and client coverage footprint is extensive, with a presence in major markets that constitute over 70% of the North American population.

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[1]	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a reconciliation of this and other non-GAAP financial measures, see “Reconciliation of non-GAAP financial measures” in this AIF.

Typically, owners of residential units within these communities are required to pay monthly or quarterly fees to cover all expenses to operate and maintain the common areas of the communities. Resident owners elect volunteer homeowners to serve on a board of directors to oversee the operations of the community association. Historically, decision-making for the day-to-day operations of the communities was delegated to these volunteer board members, although, increasingly, these boards outsource this responsibility to professional property management companies like FirstService Residential.

There are two types of professional property management companies within the industry – traditional or full-service:

•	Traditional property management: Traditional property managers focus principally on administrative and governance property management functions on behalf of community association clients, including advising homeowner boards on matters relating to the operation of their communities, collection of monthly maintenance fees, sourcing and payments to suppliers, financial statement preparation, and outsourcing of support services.

•	Full service property management: Full service property managers provide all of the traditional functions, plus a range of ancillary services including, among other things, on-site staffing (in areas such as building engineering and maintenance, full-service amenity management, security and concierge/front desk), banking and insurance products, energy conservation and management solutions, and resale processing services.

Only a small number of industry participants have the expertise and capital to provide full-service property management services comparable to FirstService Residential. We have the scale, highly recognized brand, geographic footprint, resources, operating expertise and innovation to deliver a full-service offering. We combine our advantages of size and national presence with a local touch and dedication focusing on service excellence, which solidifies our client relationships and market-leading reputation.

As a full-service property manager, FirstService Residential provides a full range of ancillary services, including on-site staffing for building engineering and maintenance, full-service swimming pool and amenity management, security and concierge/front desk. In most markets, we provide financial services (cash management, other banking transaction-related services, and specialized property insurance brokerage), energy management solutions and advisory services, and resale processing services, utilizing the scale of our operations to economically benefit clients.

We generally provide residential property management and recurring ancillary services under contract, with a fixed monthly fee. These contracts typically range in duration from one to three years, yet are generally cancellable by either party with 30 to 90 days’ notice. Historically, a significant proportion of our revenue is recurring due to the nature of our contracts, which have a mid-90% retention rate, and therefore have a long-term tenure.

FirstService Brands Segment

FirstService Brands is a leading North American operator and provider of essential property services to residential and commercial customers. The principal brands in this division include Paul Davis Restoration, Interstate Restoration, FirstOnSite Restoration, Century Fire Protection, CertaPro Painters, California Closets, Pillar to Post Home Inspectors, and Floor Coverings International.

Franchised Operations

We own and operate five franchise networks as follows:

(i)	Paul Davis Restoration is a franchisor of residential and light commercial restoration services serving the insurance industry in the United States and Canada through 313 franchises. Paul Davis provides full service water, fire and mold cleanup, construction rebuild and restoration services for property damaged by natural or man-made disasters. Royalties are earned from franchisees based on a percentage of franchisee gross revenues.

(ii)	CertaPro Painters is the largest provider of residential and commercial painting services in North America. CertaPro has 353 franchises operating in major markets across the United States and Canada. CertaPro Painters focuses on high-end residential and commercial painting and decorating work. CertaPro completes more than 100,000 projects in a typical year. Royalties are earned based on a percentage of franchisee gross revenues or a fixed monthly fee, plus administrative fees for various ancillary services.

(iii)	California Closets is North America's largest provider of custom-designed and installed closet and home storage solutions. California Closets has 86 franchises in the United States and Canada. There are currently approximately 145 branded California Closets retail showrooms in operation in North America which are used by franchisees to demonstrate and sell the product. California Closets franchise and corporate locations install more than 65,000 jobs annually across North America. Royalties are earned based on a percentage of franchisee gross revenues.

(iv)	Pillar to Post Home Inspectors is one of North America’s largest home inspection service providers. Services are provided through a network of nearly 800 home inspectors in 542 franchises. Through its proprietary inspection model, Pillar to Post Home Inspectors can assess many categories or items inside and outside the home as part of its evaluation process. Pillar to Post Home Inspectors inspects more than $50 billion in residential real estate each year. Royalties are earned on a percentage of franchisee gross revenues.

(v)	Floor Coverings International is a residential and commercial floor coverings design and installation franchise system operating in North America with 142 franchises. Royalties are earned based on a percentage of franchisee gross revenues.

The aggregate system-wide revenues of our 1,436 franchisees were greater than $2 billion for 2019. Franchise agreements are for terms of five or ten years. Royalties are reported and paid to us monthly in arrears. All franchise agreements contain renewal provisions that can be invoked by FirstService Brands at little or no cost.

The franchised property services industry is highly fragmented, consisting principally of a large number of smaller, single-service or single-concept companies. Due to the large size of the overall market for these services, dominant market share is not considered necessary for becoming a major player in the industry. However, because of the low barriers to entry in this segment, we believe that brand name recognition among consumers is a critical factor in achieving long-term success in the businesses we operate.

Franchise businesses are subject to U.S. Federal Trade Commission regulations and state and provincial laws that regulate the offering and sale of franchises. Presently, we are authorized to sell franchises in 50 U.S. states, in all Canadian provinces and in several other countries around the world. In all jurisdictions, we endeavor to have our franchises meet or exceed regulatory standards.

Company-Owned Operations

FirstService Brands owns and operates 19 California Closets locations and 11 Paul Davis Restoration locations in major metropolitan markets in the United States and Canada. The California Closets and Paul Davis Restoration operations were acquired from franchisees with the goal of accelerating revenue growth and realizing operating margin expansion potential.

Century Fire Protection

FirstService acquired Century Fire Protection in April 2016. Century Fire Protection is one of the largest full-service fire protection companies in the Southeastern United States. The acquisition added an important service capability to FirstService’s portfolio of essential property services. Headquartered in Duluth, Georgia, Century Fire Protection provides end-to-end fire protection solutions, including design, fabrication, installation, maintenance, repair, service and inspection services for commercial, residential, industrial and institutional clients. Century Fire Protection employs approximately 1,500 staff operating out of 24 offices throughout Georgia, Alabama, North Carolina, South Carolina, Tennessee and Texas.

Global Restoration

In June 2019, we completed the acquisition of Global Restoration, the second largest commercial and large loss property restoration firm in North America. This acquisition expanded FirstService’s scale and capabilities in the property restoration sector and complements our Paul Davis Restoration franchised and company-owned operations, which collectively are a leading player in the residential segment of the industry. Headquartered in Denver, Colorado and founded in 1998, Global Restoration provides integrated end-to-end solutions encompassing mitigation, restoration and reconstruction services on behalf of blue chip, national clients which include large, multi-location commercial customers, property owners and insurance companies. Global Restoration operates under two highly recognized brands, Interstate Restoration in the U.S. and FirstOnSite Restoration in Canada, and employs approximately 1,900 staff operating out of approximately 65 regional offices throughout North America. We filed a business acquisition report dated August 23, 2019 in respect of our acquisition of Global Restoration.

Exit from College Pro Franchised Operations

In 2019, we made the decision to exit our College Pro operations, a seasonal exterior residential painting and window cleaning franchise system operating in most U.S. states and across Canada. In the fourth quarter of 2019, we sold our College Pro window cleaning franchise system for a nominal price, and we completed the wind-down of our College Pro painting operations at the end of 2019. College Pro was a small, non-core business with limited growth prospects. As a result, we decided to reallocate our management resources and capital towards our other growing businesses.

Seasonality

Certain segments of the Company’s operations are subject to seasonal variations. This seasonality results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Trademarks

Our trademarks are important for the advertising and brand awareness of all of our businesses and franchises. We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

The FirstService Residential operating division operates under the FirstService Residential trademark. This common branding creates a unified North American market presence signifying our market leadership, to showcase our commitment to service excellence and to leverage our strengths to the benefit of current and future clients. No value has been ascribed to the FirstService Residential trademark in our consolidated financial statements.

In our FirstService Brands division, our Global Restoration and Century Fire businesses and two franchise systems – California Closets and Paul Davis Restoration – have trademarks to which value has been ascribed in our consolidated financial statements. The value of these trademarks is derived from the recognition they enjoy among the target audiences for the respective property services. These trademarks have been in existence for many years, and their prominence among consumers has grown over time through the addition of locations and/or franchisees and the ongoing marketing programs conducted by Global Restoration, franchisees and FirstService.

Growth strategy

We maintain a leadership position in the residential property management and services industry, offering a full complement of services to a wide range of customers. We have an established track record of expanding our business through both organic and acquisition growth. Our growth plan involves five primary drivers: (i) capitalizing on our scale advantages to win new business; (ii) continuing to emphasize retention of our existing customer base, and leveraging referrals from past and existing customers; (iii) continuing to expand our ancillary services; (iv) realizing operational efficiencies; and (v) selectively pursuing strategic acquisitions.

Competition

We compete in the essential property services industry as one of the largest providers of such services to residential and commercial customers in North America.

FirstService Residential is the North American leader in residential property management with an estimated 6% market share. We operate in a highly fragmented market, with an estimated 8,000 local and regional management companies across North America. Only a relatively small number of our competitors are able to deliver the expertise and investment capital to compete broadly on a professional platform. Our primary competitors are smaller independent regional players. Our competitive position varies across geographies, property types, and services provided.

The essential property services industry in which FirstService Brands participates is highly fragmented and consists predominantly of small “mom & pop” businesses and, for restoration, emergency response and related services, a few national restoration companies. Each of our service lines within FirstService Brands has professionalized its business category, and has a leading position within each market served. FirstService Brands competes primarily with local, regional and family-owned and operated enterprises or franchise businesses.

Employees

We have approximately 24,000 employees.

Non-controlling interests

We own a majority interest in substantially all of our operations, while operating management of each non-wholly-owned subsidiary owns the remaining shares. This structure was designed to maintain control at FirstService while providing significant risks and rewards of equity ownership to management at the operating businesses. In almost all cases, we have the right to “call” management’s shares, usually payable at our option with any combination of common shares of FirstService (the “Common Shares”) or cash. We may also be obligated to acquire certain of these non-controlling interests in the event of death, disability or cessation of employment or if the shares are “put” by the holder, subject to annual limitations on these puts imposed by the relevant shareholder agreements. These arrangements provide significant flexibility to us in connection with management succession planning and shareholder liquidity matters.

Dividends and dividend policy

Dividend policy

Our board of directors has adopted a dividend policy pursuant to which we intend to make quarterly cash dividends to holders of Common Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend post-Spin-off during 2015 was set at $0.10 per Common Share (a rate of $0.40 per annum), which was increased during 2016 to $0.11 per Common Share (a rate of $0.44 per annum), which was further increased during 2017 to $0.1225 per Common Share (a rate of $0.49 per annum), which was further increased during 2018 to $0.135 per Common Share (a rate of $0.54 per annum), which was further increased during 2019 to $0.15 per Common Share (a rate of $0.60 per annum), and which was again increased for 2020 to the current rate of $0.165 per Common Share (a rate of $0.66 per annum). Each quarterly dividend is paid within 30 days after the applicable record date. For the purposes of the Income Tax Act (Canada) and any similar provincial legislation, all dividends on the Common Shares will be eligible dividends unless indicated otherwise.

The terms of our dividend policy remain, among other things, at the discretion of our board of directors. Future dividends on the Common Shares, if any, will depend on the results of our operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of our amended and restated credit agreement dated as of June 21, 2019 (the “Credit Agreement”) and our amended and restated note and guarantee agreement (the “Note Agreement”) governing our senior secured notes (the “Senior Notes”), we are not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. See “Material contracts” and “Risk factors” below.

Dividend history

The aggregate cash dividends declared per Common Share for the years ended December 31, 2019, 2018 and 2017 were US$0.60, US$0.54 and US$0.49, respectively.

Capital structure

Authorized and issued capital

Our authorized capital consists of an unlimited number of Common Shares, of which, as at the date hereof, there were 41,588,007 Common Shares issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive: (i) notice of, to attend and speak at and to vote at any meeting of the shareholders of FirstService, and at such meeting holders of Common Shares have one vote for each Common Share held; (ii) dividends as may be declared thereon by our board of directors; and (iii) our remaining property and assets, in equal amounts per share on all Common Shares at the time outstanding without preference or distinction, upon our liquidation, dissolution or winding up, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs. The holders of Common Shares do not have any right to vote separately upon any proposal to amend our articles to increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Common Shares or to create a new class of shares equal or superior to the Common Shares. The Common Shares are not redeemable nor retractable but are, subject to applicable law, able to be purchased for cancellation by FirstService in the open market, by private contract or otherwise.

Stock Option Plan

FirstService has a stock option plan (the “Option Plan”) pursuant to which options to acquire Common Shares are granted to directors, officers and full-time employees of FirstService or its subsidiaries (other than Jay S. Hennick). A summary of the terms of the Option Plan is set out in the section entitled “Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan” contained in our Management Information Circular to be filed in connection with our upcoming meeting of shareholders to be held on April 8, 2020 (the "Meeting Circular"), which section is incorporated by reference herein and will be available under our SEDAR profile at www.sedar.com. The maximum number of Common Shares subject to grants of options under the Option Plan is limited to 3,913,500, of which, as at the date hereof: (i) options exercisable for 2,022,050 Common Shares have been granted and are outstanding as at the date hereof; and (ii) options which were exercisable for 1,676,950 Common Shares have been exercised or expired as at the date hereof, leaving options available for grant for 214,500 Common Shares.

Market for securities

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Select Market (“Nasdaq”) under the symbol “FSV”. No other securities of FirstService are listed for trading on any marketplace. The following table sets forth the reported high and low trading prices and the aggregate volume of trading of the Common Shares on Nasdaq (in United States dollars) and on the TSX (in Canadian dollars) for each month during 2019:

	Nasdaq(1)			TSX(1)
Month	High Price (US$)	Low Price (US$)	Volume Traded	High Price (C$)	Low Price (C$)	Volume Traded
January 2019	81.95	65.55	809,624	108.11	88.42	1,037,007
February 2019	89.17	80.98	741,012	117.86	105.94	1,139,645
March 2019	89.67	83.22	677,200	119.76	111.19	986,016
April 2019	89.95	83.02	529,195	120.08	113.90	802,810
May 2019	95.55	85.17	1,130,105	129.95	114.40	1,056,050
June 2019	100.19	90.23	633,907	132.32	121.51	680,421
July 2019	106.73	95.02	897,845	140.36	124.52	899,643
August 2019	108.42	98.02	690,963	143.26	131.40	885,808
September 2019	111.09	98.62	512,588	140.99	131.00	741,549
October 2019	106.31	85.88	1,183,814	139.30	112.23	1,357,020
November 2019	97.14	86.53	828,496	129.00	113.74	1,181,832
December 2019	96.28	88.60	3,667,123	127.39	116.87	1,750,594

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Note:

(1)	On May 10, 2019, FirstService effected an amendment to its articles that eliminated the multiple voting shares and the “blank cheque” preference shares as part of the authorized capital of FirstService, and re-classified its subordinate voting shares as Common Shares. See “Corporate structure”. The information in the table provided prior to May 10, 2019 relates to the subordinate voting shares of FirstService.

Transfer agents and registrars

The transfer agent and registrar for the Common Shares is TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

Directors and executive officers

Directors

Our board of directors is currently comprised of eight members. The following information is provided with respect to the directors of FirstService as at the date hereof:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years

Brendan Calder [2,3] Ontario, Canada	73	Director since June 1, 2015	Mr. Calder has been a Professor and an Entrepreneur in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone), is Chair of Rotman’s Desautels Centre for Integrative Thinking, was the founding Chair of the Rotman International Centre for Pension Management and is a Senior Fellow at Massey College. Mr. Calder was a successful mortgage banker before that. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and The Toronto International Film Festival Group and was a director of the public entities listed below. He is a director of EllisDon Corporation and Haventree Bank. Mr. Calder holds a Bachelor of Mathematics degree from the University of Waterloo and attended the Advanced Management Program at Harvard University. Mr. Calder is an Institute of Corporate Directors certified director (ICD.D).
Bernard I. Ghert[1,2] Ontario, Canada	80	Director and Lead Director since June 1, 2015	Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director Emeritus on Sinai Health System’s Board, Co-Chair on Sinai Health System’s Audit and Risk Management Committee and Past Chair of the Mount Sinai Hospital Board of Directors. Mr. Ghert holds a Master of Business Administration degree.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Jay S. Hennick Ontario, Canada	63	Director and Chairman of the Board since June 1, 2015	Mr. Hennick is the Founder and Chairman of FirstService. In June 2015, Mr. Hennick became the Global Chairman and CEO of Colliers International Group Inc. Pre-Spin-off, Mr. Hennick was the CEO of former FirstService Corporation from 1988 to 2015. In 1998, Mr. Hennick was awarded Canada’s Entrepreneur of the Year, in 2001 he was named Canada’s CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. In 2018, Mr. Hennick was appointed a member of the Order of Canada, and is also the 2019 International Horatio Alger Award recipient. Mr. Hennick served as past Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the past Chairman of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.
Michael Stein[1,2] Ontario, Canada	68	Director since June 1, 2015	Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAPREIT, Canada’s first TSX listed apartment REIT, where he continues to serve as chairman. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX), a trustee of European Residential Real Estate Investment Trust (TSX-V), chairman of Cliffside Capital Ltd. (TSX-V) and previously served as a director of Goldcorp Inc. Mr. Stein is a graduate engineer and has an MBA in finance and international business from Columbia University.
Frederick F. Reichheld[3] Massachusetts, USA	68	Director since June 1, 2015	Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain’s Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company’s Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), Loyalty Rules!: How Today’s Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.
D. Scott Patterson Ontario, Canada	59	Director, President and Chief Executive Officer since June 1, 2015	Mr. Patterson is the President and CEO of FirstService. Pre-Spin-off, Mr. Patterson was the President and Chief Operating Officer of former FirstService Corporation from 2003 to 2015. He joined former FirstService Corporation in 1994 as Vice President Corporate Development, and was its Chief Financial Officer from February 1995 until September 2003. Prior to joining former FirstService Corporation, Mr. Patterson was an investment banker at Bankers Trust. Mr. Patterson qualified as a Chartered Accountant in 1985 and began his career at PricewaterhouseCoopers. Mr. Patterson holds a Bachelor of Arts degree in Business Administration from the University of Western Ontario.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Joan Eloise Sproul[1] Ontario, Canada	63	Director since May 15, 2018	Ms. Sproul was most recently the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada, which is comprised of Mount Sinai Hospital, Bridgepoint Active Healthcare and Lunenfeld-Tanenbaum Research Institute. In addition to serving more than 20 years in various finance and corporate-related roles at Mount Sinai Hospital, she previously held a number of senior financial positions in the hospitality industry. Ms. Sproul serves on the Board of Directors for The Centre for Phenogenomics, a state-of-the-art national research facility owned and operated by Sinai Health and the Hospital for Sick Children. Ms. Sproul was named to the list of Canada’s Most Powerful Women, Women’s Executive Network, 2013. Ms. Sproul holds a Chartered Professional Accountant (CPA) designation, having qualified as a Chartered Accountant in 1981 and began her career at Ernst & Whinney. Ms. Sproul holds a Bachelor of Commerce degree from the University of Toronto.
Erin J. Wallace[3] Illinois, USA	60	Director since October 8, 2015	Ms. Wallace is the former Chief Operating Officer at Great Wolf Resorts, Inc., a role she held since August 2016. In this role, she was responsible for leading more than 9,000 Great Wolf Pack Member employees at 18 lodges throughout the United States. Great Wolf Resorts, Inc. is America’s largest family of indoor water park resorts and has over 7.0 million guests a year. Before joining Great Wolf Resorts, Inc., Ms. Wallace was the Chief Operating Officer of Learning Care Group, Inc. from February 2015 to August 2016, where she led more than 16,000 Learning Care Group employees in delivering operational excellence to the families served at more than 900 schools throughout its umbrella of 5 brands. Prior to that, Ms. Wallace’s nearly 30 year career at the Walt Disney Company spanned many roles in Theme Parks and Resorts concluding with Executive Vice President of Operations Strategy, Planning and Revenue Management, working with all of Disney Parks’ domestic and international sites. After joining Disney as an industrial engineer in 1985, Ms. Wallace held a variety of managerial roles within Walt Disney Parks and Resorts, contributing to 30 years of leadership at The Walt Disney Company. Ms. Wallace’s previous roles include Senior Vice President of Walt Disney World Operations – where she oversaw the largest and most popular resort destination in the world. She has also served as Vice President of Walt Disney World’s Magic Kingdom® and general manager for Disney’s Animal Kingdom® and Disney’s All-Star Resort. Ms. Wallace graduated with honors from the University of Florida (UF) and was recognized with the Distinguished Alumni Award from UF in 2012. Ms. Wallace earned her MBA from Rollins College Crummer School of Business in 1993. In 2006, Ms. Wallace was inducted into the Crummer Graduate School of Business Alumni Hall of Fame. Ms. Wallace has been an active member of the Central Florida community, serving on numerous academic and civic boards and committees. She is also a member of the Institute of Industrial Engineers and the Society of Women Engineers.

Notes:

1.	Member of Audit Committee
2.	Member of Executive Compensation Committee
3.	Member of Nominating and Corporate Governance Committee

Each director remains in office until the following annual shareholders’ meeting of FirstService or until the election or appointment of his or her successor, unless he or she resigns, his or her office becomes vacant or he or she becomes disqualified to act as a director. All directors stand for election or re-election annually.

Further background information regarding the directors of FirstService will be set out in the Meeting Circular, the relevant sections of which are incorporated by reference herein and which will be available under our SEDAR profile at www.sedar.com.

Officers

The following information is provided with respect to the executive and other key officers of FirstService as at the date hereof:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
D. Scott Patterson Ontario, Canada	59	President and Chief Executive Officer since June 2015	See description above under “Directors”.
Jeremy Rakusin Ontario, Canada	51	Chief Financial Officer since June 2015	Mr. Rakusin is the CFO of FirstService, and he is responsible for the overall financial management of FirstService, including external and internal financial reporting, budgeting, and capital market activities, including managing investor and lender relationships. Mr. Rakusin is also closely involved with all corporate communications and capital allocation decision making. Mr. Rakusin joined FirstService in September 2012 as Vice President, Strategy & Corporate Development and was responsible for sourcing and executing the company’s acquisition strategy, as well as leading other corporate strategic and growth initiatives. Prior to joining FirstService, Mr. Rakusin was Mergers & Acquisitions Head at Raymond James Ltd. with responsibility for leading the firm’s domestic and cross-border M&A practice. Mr. Rakusin’s investment banking and corporate finance experience also includes more than 10 years at Bank of America, Merrill Lynch and TD Securities. Other career experience includes positions as a portfolio manager at a Toronto-based discretionary investment firm and as a securities and corporate lawyer at Toronto-based Goodmans LLP. Mr. Rakusin earned his joint MBA and Law degrees from the University of Toronto. He also received his Chartered Financial Analyst designation.
Douglas G. Cooke Ontario, Canada	60	Senior Vice President, Corporate Controller and Corporate Secretary since June 2015	Mr. Cooke is the Senior Vice President, Corporate Controller and Corporate Secretary of FirstService, and he is responsible for FirstService’s external and internal corporate reporting and cash management functions. Mr. Cooke joined FirstService in 1995 as Controller, later assuming the position of Corporate Controller and Treasurer. In 2019, Mr. Cooke was appointed Senior Vice President. Prior to joining FirstService, Mr. Cooke was Senior Internal Auditor for Unilever Canada, a subsidiary of Unilever PLC, one of the world’s largest consumer product companies. Previously, Mr. Cooke has held senior financial reporting positions within the retail and financial sectors. Mr. Cooke is both a Chartered Professional Accountant and Chartered Financial Analyst, beginning his career with KPMG.
Alex Nguyen Ontario, Canada	37	Senior Vice President, Strategy and Corporate Development, since June 2015	Mr. Nguyen is the Senior Vice President, Strategy and Corporate Development, of FirstService. In this role, Mr. Nguyen is responsible for driving acquisition growth across all of FirstService’s business platforms. Mr. Nguyen is also closely involved in the formulation and execution of the Company’s corporate strategy and growth initiatives. In 2019, Mr. Nguyen was appointed Senior Vice President. Prior to FirstService, Mr. Nguyen worked at the Ontario Teachers’ Pension Plan, one of the largest institutional investors in the world, where he was responsible for the execution and management of private equity investments. Formerly, Mr. Nguyen worked at RBC Capital Markets and CIT.
Roger Thompson Ontario, Canada	41	Vice President, Strategy and Sustainability, since January 2017	Mr. Thompson serves as Vice President Strategy and Sustainability for FirstService. In this role, Mr. Thompson is responsible for driving strategic initiatives across all of FirstService’s business platforms. Additionally, Mr. Thompson is focused on developing our social purpose programs for our people, our communities and our environment. Since joining FirstService in 2007, Mr. Thompson has held many progressive roles within the organization, with the latest as Executive Vice President of FirstService Residential Ontario, the condominium management arm of FirstService. Mr. Thompson is a MBA graduate from the University of Toronto’s Rotman School of Management and holds various degrees/diplomas/certifications from Western University, York University, CAGBC, USGBC, and D’Youville College in New York.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Chuck M. Fallon Florida, USA	57	Chief Executive Officer, FirstService Residential, since April 2013	Mr. Fallon is the CEO of FirstService Residential. He is a seasoned veteran of the customer service industry known for his leadership on client service excellence and a strong track record of driving growth for globally recognized Fortune 500 companies. Having joined as CEO in 2013, Mr. Fallon is responsible for identifying acquisitions, recruiting key employees, conceptualizing business initiatives and directing the company’s overall expansion. Drawing on his extensive background in business strategy, operations, sales, marketing and network development, Mr. Fallon maintains the pillars of superior customer service, innovation and technology to continuously build on FirstService Residential’s legacy of going the extra mile every day to make a difference for each resident and client served. Prior to FirstService Residential, he served as President of Terminix International from 2011 to 2013 and President, North America at Burger King Holdings from 2006 to 2011. Prior to that, Mr. Fallon led sales, marketing and revenue management at AvisBudget Group and began his career as an investment banker in New York and London.
Charlie E. Chase Pennsylvania, USA	60	President and Chief Executive Officer, FirstService Brands, since 2010	Mr. Chase is the President and CEO of FirstService Brands. Prior to his role as CEO, Mr. Chase served as the President of the Consumer Franchises of The Franchise Company and prior to that he was CEO of CertaPro Group. Throughout his 30 years with FirstService Brands he has held numerous roles, starting as a Franchise owner in 1982 at College Pro Painters. Believing that there was an opportunity to create a successful and significant full time painting company, in 1992 he became the founding President of CertaPro Painters.

Ownership

As of the date hereof, the directors and executive/key officers of FirstService, as a group, own, or control or direct, directly or indirectly, 7,269,194 Common Shares, which represents 17.5% of the total Common Shares outstanding.

Legal proceedings and regulatory actions

There are no legal proceedings to which FirstService is a party to, or in respect of which, any of the property of FirstService is the subject of, which is or was material to FirstService during 2019, and FirstService is not aware of any such legal proceedings that are contemplated. In the normal course of operations, FirstService is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against FirstService includes disputes with former employees and commercial liability claims related to services provided by FirstService. FirstService believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on FirstService’s financial condition or the results of operations.

During 2019, there were no penalties or sanctions imposed against FirstService by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor were there any other penalties or sanctions imposed by a court or regulatory body against FirstService and, during 2019, FirstService did not enter into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Properties

The following chart provides a summary of the properties occupied by FirstService and its subsidiaries as at December 31, 2019:

(square feet)	United States (leased)	United States (owned)	Canada (leased)	Canada (owned)	International (leased)	International (owned)

FirstService Residential	844,000	74,000	100,000	–	–	–
FirstService Brands	1,960,000	38,000	514,000	–	–	–
Corporate	-	-	20,000	–	–	–

Reconciliation of non-GAAP financial measures

In this AIF, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from operations or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from operations to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2019	2018

Net earnings (loss)	$(227,631)	$90,280
Income tax	27,147	24,922
Other expense (income)	(6,015)	(254)
Interest expense, net	32,080	12,620
Operating earnings (loss)	(174,419)	127,568
Depreciation and amortization	79,557	52,772
Settlement of the LTIA	314,379	-
Acquisition-related items	7,539	4,504
Stock-based compensation expense	8,126	5,767
Adjusted EBITDA	$235,182	$190,611

Adjusted EPS is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) settlement of the LTIA; (v) stock-based compensation expense; and (vi) a stock-based compensation tax adjustment related to a US GAAP change. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share from operations to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2019	2018

Diluted net earnings (loss) per share	$(6.51)	$1.80
Non-controlling interest redemption increment	0.42	0.36
Acquisition-related items	0.16	0.09
Amortization of intangible assets, net of tax	0.72	0.35
Settlement of the LTIA	8.13	-
Stock-based compensation expense, net of tax	0.15	0.12
Stock-based compensation tax adjustment for US GAAP change	(0.07)	(0.11)
Adjusted EPS	$3.00	$2.61

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. We use these non-GAAP financial measures to assist management and investors in understanding our operating performance, our ability to service debt, to assist in determining our overall enterprise valuation and to evaluate acquisition targets, and such measures are an integral part of our planning and reporting systems. We provide non-GAAP financial measures because we believe such measures are useful to investors as a reasonable indicator of our operating performance given the low capital intensity of our service operations and provide a supplemental way to understand our underlying operating performance that enhances the comparability of operating results from period to period, and such measures are commonly used by many investors to compare companies, especially in the services industry. We have also chosen to provide such measures to investors so they can analyze our operating results in the same way that management does and use such measures in their assessment of our core business and valuation. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Risk factors

Readers should carefully consider the following risks, as well as the other information contained in this AIF and our management’s discussion and analysis for the year ended December 31, 2019. If any of the following risks actually occurs, our business could be materially harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or we currently deem immaterial, may also adversely affect our business, and past performance is no guarantee of future performance.

Risks relating to our Business

Economic conditions, especially as they relate to credit conditions and consumer spending and demand for managed residential property

During periods of economic slowdown or contraction, our business is impacted directly. Consumer spending directly impacts our FirstService Brands operations businesses because as consumers spend less on property services, our revenues decline. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would negatively impact our operating revenues, profitability and cash flow.

Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions

We provide various services at residential properties in our FirstService Residential and FirstService Brands operating divisions. Property values and consumer confidence are strongly correlated with demand for our services, including painting, closet installation, general maintenance, collections and resale processing.

Extreme weather conditions impacting demand for our services or our ability to perform those services

Natural disasters, such as hurricanes, can have a direct impact in our FirstService Residential and FirstService Brands operations. These events damage property, which require various services that our companies offer, such as restoration and large-scale landscaping. They may also harm our employees, facilities and franchisees, resulting in an inability to serve clients and generate revenues.

Economic deterioration impacting our ability to recover goodwill and other intangible assets

Expectations of future earnings drive the recoverability of goodwill and other intangible assets, which are tested, at least, on an annual basis. A future deterioration of operating performance may necessitate additional non-cash impairment charges.

A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations

We rely on our businesses to generate the necessary cash to service our financial obligations. As at December 31, 2019, we have $766.6 million of debt outstanding ($645.4 million net of cash) that will be required to be refinanced or repaid over the next 3 years. We also have $261.3 million of available un-drawn credit at December 31, 2019. To date, we have been able to meet all of our debt obligations, however with a decline in performance in some of our businesses, surplus cash may not be available to be remitted which may result in the inability to meet a debt repayment.

An important component of our growth strategy is strategic and selective acquisitions, which we tend to complete with cash. Although we have a revolving credit facility available to us under the Credit Agreement as noted elsewhere in this AIF, we also rely on surplus cash on hand to fund acquisitions. If cash on hand is not available and our revolving credit facility is fully utilized, then future acquisitions may not be possible.

The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses

We generate less than 15% of our revenues outside the United States. Consequently, a portion of our consolidated results are impacted directly by fluctuations in the relative strength of the U.S. dollar versus the Canadian dollar currency. In the future, we may acquire additional international operations. In such event, the impact of foreign currency exchange rate fluctuations may increase.

Competition in the markets served by FirstService

We operate in highly competitive markets. Changes in the source and intensity of competition in the markets served by us impact the demand for our services and may result in additional pricing pressures. The relatively low capital cost of entry to certain of our businesses has led to strong competitive markets, including regional and local owner-operated companies. Regional and local competitors operating in a limited geographic area may have lower labour, benefits and overhead costs. The principal methods of competition in our businesses include name recognition, quality and speed of service, pricing, customer satisfaction and reputation. No assurance can be given that we will be able to compete successfully against current or future competitors and that the competitive pressures that we face will not result in reduced market share or negatively impact our financial performance.

Labour shortages or increases in wage and benefit costs

As a services company, our primary asset is the human capital that comprises our workforce. In particular, we rely on property managers, franchisees and other skilled staff to generate revenues. A shortage, or increase in wage and benefit costs, of this human capital could reduce our revenues and profitability.

The effects of changes in interest rates on our cost of borrowing

As at December 31, 2019, we had $607.4 million of debt at variable interest rates. As a result, changes in base rates such as LIBOR affect our interest expense as these base rates fluctuate. On our fixed rate debt, we have from time-to-time entered into fixed-for-floating interest rate swaps, where advantageous, to convert the fixed interest payments to floating. These swaps are intended to manage interest rate sensitivity and reduce overall interest costs.

A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders

A prolonged decline in our earnings performance could result in a non-compliance with one or more financial covenants under the Credit Agreement and/or Note Agreement. In addition, FirstService’s degree of leverage from time to time could have adverse consequences for FirstService, including: limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and associated contingent purchase consideration, and/or for general corporate purposes; restricting our flexibility and discretion to operate our business; limiting our ability to declare dividends on the Common Shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures, acquisitions and other future business opportunities; exposing us to increased interest expense on borrowings; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to its competitors that have less debt; making us vulnerable in a downturn in general economic conditions; and making us unable to make capital expenditures that are important to our growth and strategies. In the event that we are unable to make principal or interest payments on our indebtedness outstanding under the Credit Agreement or our other indebtedness as required, we could be in default and such indebtedness could be accelerated, and we may not be able to repay or refinance such indebtedness. Any such default and acceleration could require us to raise additional equity capital (resulting in dilution) or take on additional indebtedness, which could have more onerous terms than our existing indebtedness, or to sell assets or take other actions that could adversely affect our business. Furthermore, a lender, if unpaid, may exercise their secured creditor rights.

Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices

As a services company, the costs of providing services to our customers can fluctuate. Certain operating expenses are based on market rates which we cannot control and, absent an offsetting price increase in our services, have a direct impact on our operating margins.

Changes in the frequency or severity of insurance incidents relative to our historical experience

Adverse changes in claims experience could increase our insurance costs and/or increase the risk of being unable to renew insurance coverage at our operations. In each of our operating segments, we effectively self-insure certain risks, with a layer of third-party insurance for catastrophic claims. An increase in the frequency or severity of claims in these areas could materially affect our financial position and results of operations. There can be no assurance that we will be able to obtain insurance coverage on favourable economic terms in the future.

A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations, no assurance of future performance by acquired businesses and potential liabilities associated with acquisitions

As an acquisitive organization, we actively pursue acquisitions to expand our footprint and services offerings as well as supplement existing businesses. Not only does our acquisition strategy depend on the continued availability of suitable targets, it also depends on the ability to negotiate favorable terms and conditions. Another risk with acquisitions is the ability to integrate the acquired business into an existing service line.

In addition, historic and current performance of a business we acquire (such as Global Restoration) may not be indicative of success in future periods. A business we acquire may not perform as well as we anticipate or we may incur unanticipated costs and expenses relating to its operations. The future performance of a business we acquire may be influenced by unpredictable events, economic downturns, regulatory changes and other factors beyond the control of FirstService. There is no assurance that revenues generated from a business we acquire will increase in future years. As a result of any one or more of these factors, the operations and financial performance of a business we acquire may be negatively affected, which could materially and adversely affect FirstService’s financial results.

In relation to acquisitions we make, often times the liabilities of the acquired business remained with the acquired legal entity or entities. There may be liabilities that FirstService fail to discover or are unable to quantify accurately or at all in a due diligence review of an acquisition conducted prior to completing the acquisition. Although FirstService has in the past in select circumstances buyer-side representation and warranty insurance in respect of an acquisition and has certain limited indemnification rights, these may be insufficient to satisfy any losses resulting from such liabilities.

Changes in laws, regulations and government policies at the federal, state/provincial or local level may adversely impact our businesses

Changes in laws and regulation at the different jurisdictional levels can have a direct effect on our operations. It is difficult to predict the future impact of a change in legislative and regulatory requirements affecting our businesses. The laws and regulations applicable to our businesses will likely change in the future and affect our operations and financial performance. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in litigation, suffer losses to our reputation and suffer the loss of licenses or penalties that may affect how our business is operated, which, in turn, would have a material adverse effect on our business, financial condition and results of operations.

Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses

The nature of the fire protection services we provide exposes us to the risks that we may be held liable for employee acts or omissions or installation/system failures. In an attempt to reduce this risk, our installation, service and/or maintenance agreements and other contracts contain provisions limiting our liability in such circumstances, and we typically maintain liability insurance to mitigate such risk. However, in the event of litigation, it is possible that contract limitations may be deemed not applicable or unenforceable, that our insurance coverage is not adequate, or that insurance carriers deny coverage of our claims. As a result, such employee acts or omissions or installation/system failures could have an adverse effect on our business, financial condition, results of operations and cash flows.

Risks arising from any regulatory review and litigation

While management is not currently aware of any formal regulatory reviews or investigations, the commencement of any such reviews or investigations may result in the diversion of significant management attention and resources and, if securities or other regulators determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, any of which actions would have a material adverse effect on the Company.

Risks associated with intellectual property and other proprietary rights that are material to our business

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license. We have not sought to register every one of our marks in every jurisdiction in which they are used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other jurisdictions as we would in Canada or the United States. If we are unable to protect our proprietary information and brand names, we could suffer a material adverse effect on our business, financial condition or results of operations. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain services under our recognized brand names, which could have a material adverse effect on our business, financial condition or results of operations.

Disruptions or security failures in our information technology systems

Our information technology systems facilitate our ability to monitor, operate and control our operations. While we have disaster recovery plans in place, any disruption in these plans or the failure of our information technology systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting, among other things, our capacity to monitor, operate and control our operations effectively. In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities relating to violations of privacy laws or otherwise, which may lead to lower revenues, increased costs and other material adverse effects on our results of operations.

Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business

Political events and situations can have an effect on the Company’s operations. Events could occur that may hamper our ability to manage operations, extract cash and implement FirstService policies in certain regions.

Risks relating to our Common Shares

Volatility of market price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual or quarterly results of operations;
•	changes in estimates of future results of operations by us or by securities research analysts;
•	changes in the economic performance or market valuations of other companies that investors deem comparable to us;
•	the addition or departure of our executive officers or other key personnel;
•	litigation or regulatory action against us;
•	issuances or expected issuances of additional Common Shares or other forms of our securities;
•	changes in applicable laws and regulations, including tax laws, or changes in the manner in which those laws are applied;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and
•	news reports relating to the conditions in the economy in general and/or trends, concerns or competitive developments, regulatory changes and other related issues in our industry.

The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price.

Financial markets have, at times, experienced significant price and volume fluctuations that have particularly affected the market prices of securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil occur, our operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

A decline in our performance impacting our ability to pay dividends on Common Shares

Although we intend to make cash dividends to shareholders in accordance with our existing dividend policy, these dividends are not assured. Future dividends on the Common Shares will depend on our results of operations, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Additionally, under the Credit Agreement and the Note Agreement, we are not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. The market value of the Common Shares may deteriorate if we are unable to pay dividends pursuant to our existing dividend policy in the future.

Potential dilution

We are authorized to issue an unlimited number of Common Shares for consideration and terms and conditions as established by our board of directors, in many cases, without any requirement for explicit shareholder approval, and shareholders have no pre-emptive rights in connection with such further issuances. We may issue additional Common Shares in share offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and pursuant to the exercise of options under our Option Plan. We cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, holders of Common Shares will suffer dilution and we may experience dilution in our earnings per share.

Foreign private issuer

We are a “foreign private issuer”, as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the United States Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (“SEC”), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short swing profit liability provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are generally longer.

As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders, the requirement to obtain shareholder approval prior to an issuance of securities in certain circumstances and certain responsibilities of the Executive Compensation Committee of our board of directors. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Interest of management and others in material transactions

Except as described below or elsewhere in this AIF, no director of FirstService, executive officer of FirstService, or person or company that beneficially owns, or controls or directs more than 10% of any class or series of voting securities of FirstService, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any transaction within the last three years, or during the current year, that has materially affected or is reasonably expected to materially affect FirstService or any of its subsidiaries.

Material contracts

The only contracts that can reasonably be regarded as material to us, other than contracts entered into in the ordinary course of business, are as follows:

(a)	Credit Facility: On June 21, 2019, we entered into the Credit Agreement with a syndicate of lenders. The Credit Agreement replaced our prior credit agreement which had been in effect since June 1, 2015. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of US$450 million and a term loan (drawn in a single advance) in the aggregate amount of US$440 million. The revolving credit facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The term loan portion of the Credit Agreement was implemented in order to substantially finance the purchase price for the acquisition of Global Restoration in June 2019, has a five-year term ending on June 21, 2024 (with repayments of 5% of the principal amount of the term loan per annum in years 2, 3, 4 and 5 of the term, payable in equal quarterly payments, with the balance due at maturity) and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. We have granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets (including our share of our material subsidiaries), an assignment of material contracts and an assignment of our “call” rights with respect to securities of our subsidiaries held by non-controlling interests. We may repay amounts owing under the Credit Agreement at any time without penalty. Advances under the revolving credit facility portion of the Credit Agreement are subject to certain conditions of drawdown, and may be made by way of US and Canadian prime rate/base rate/LIBOR loans, bankers acceptances or letters of credit. The financial covenants contained in the Credit Agreement require that we maintain a total debt to consolidated EBITDA ratio of not more than 3.5 to 1.0, on a consolidated and rolling four quarters basis, an interest coverage ratio of greater than 2.0 to 1 and minimum shareholders’ equity of US$165 million, plus one-half of our consolidated net earnings and the net proceeds from certain sales of our shares. To date, we have always complied with the foregoing covenants. All outstanding amounts under the Credit Agreement will be accelerated and must be repaid upon the occurrence of an event of default under the Credit Agreement, in certain circumstances, following written notice from the lenders to such effect. We are prohibited under the Credit Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement; and

(b)	Note Agreement: On June 1, 2015, we entered into the Note Agreement pursuant to which FirstService assumed from Old FSV US$150 million of Senior Notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of December 31, 2019, the current interest rate on the Senior Notes is 4.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021, and rank equally with the indebtedness under the Credit Agreement in terms of seniority. We may prepay the Senior Notes at any time in an amount of not less than $5 million at the principal amount of the notes then being repaid, plus accrued interest and a make whole payment. The financial covenants contained in the Note Agreement require that we maintain a total debt to consolidated EBITDA ratio of not more than 3.5 to 1.0, on a consolidated and rolling four quarters basis, an interest coverage ratio of greater than 2.0 to 1, a consolidated net worth as of the end of a fiscal quarter that is greater than US$165 million, plus one-half of our consolidated net earnings and the net proceeds from certain sales of our shares, and ensure that our priority debt does not at any time exceed 10% of our consolidated total tangible assets. To date, we have complied with the foregoing covenants. All outstanding amounts under the Senior Notes will be accelerated and must be repaid upon the occurrence of certain events of default under the Note Agreement. We are prohibited under the Note Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the holders of the Senior Notes.

Copies of the above material contracts are available on FirstService’s SEDAR profile at www.sedar.com.

Cease trade orders, bankruptcies, penalties or sanctions

To the best of the knowledge of the Company:

(1)	none of the directors or executive officers of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(2)	none of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

except for Michael Stein, who served as a director of a privately held United Kingdom-registered company from February 2012 to January 2019 and, on March 21, 2019, the company voluntarily appointed an administrator under the United Kingdom insolvency act (Insolvency Act 1986).

Conflicts of interest

Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company, and as a result, certain directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (Ontario) provides that in the event that a director or officer has an interest in a contract or proposed contract or agreement, the director or officer shall disclose his or her interest in such contract or agreement and, in the case of directors, shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario). To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Experts

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an integrated audit report dated February 20, 2020 in respect of the Company’s consolidated financial statements as of December 31, 2019 and 2018 and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the United States Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Audit Committee

The Audit Committee is comprised of three members who are each “independent” and “financially literate” as required by Multilateral Instrument 52-110 Audit Committees (the “Audit Committee Rule”). The members of the Audit Committee are Bernard I. Ghert (Chair – 2019 and prior), Michael Stein and Joan Eloise Sproul (Chair – Present). The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of our board of directors or management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to communicate with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to our board of directors prior to their approval by the full board. The Audit Committee is also responsible for reviewing the integrity of FirstService’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit Committee communicates directly with FirstService’s external auditors in order to discuss audit and related matters whenever appropriate. In addition, our board of directors may refer to the Audit Committee such matters and questions relating to the financial position of FirstService and its subsidiaries. All reports made to FirstService’s ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. Our board of directors has adopted an Audit Committee mandate, a copy of which is annexed as Exhibit “A” to this AIF. The Audit Committee mandate is also published on the Company’s website (www.firstservice.com).

The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described below.

Joan Eloise Sproul (Chair – Present) – Ms. Sproul was most recently the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada, which is comprised of Mount Sinai Hospital, Bridgepoint Active Healthcare and Lunenfeld-Tanenbaum Research Institute. In addition to serving more than 20 years in various finance and corporate-related roles at Mount Sinai Hospital, she previously held a number of senior financial positions in the hospitality industry. Ms. Sproul serves on the Board of Directors for The Centre for Phenogenomics, a state-of-the-art national research facility owned and operated by Sinai Health and the Hospital for Sick Children. Ms. Sproul was named to the list of Canada's Most Powerful Women, Women's Executive Network, 2013. Ms. Sproul holds a Chartered Professional Accountant (CPA) designation, having qualified as a Chartered Accountant in 1981 and began her career at Ernst & Whinney. Ms. Sproul holds a Bachelor of Commerce degree from the University of Toronto.

Bernard I. Ghert (Chair – 2019 and prior) –

Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director Emeritus on Sinai Health System’s Board, Co-Chair on Sinai Health System’s Audit and Risk Management Committee and Past Chair of the Mount Sinai Hospital Board of Directors. Mr. Ghert holds a Master of Business Administration degree.

Michael Stein – Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAPREIT, Canada’s first TSX listed apartment REIT, where he continues to serve as chairman. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX), a trustee of European Residential Real Estate Investment Trust (TSX-V), chairman of Cliffside Capital Ltd. (TSX-V) and previously served as a director of Goldcorp Inc. Mr. Stein is a graduate engineer and has an MBA in finance and international business from Columbia University.

The Audit Committee Rule requires the Company to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor’s report or performing other audit, review or attest services for FirstService and, in such regard, recommend to our board of directors the external auditors to be nominated for approval by FirstService shareholders. The Audit Committee will also consider, assess and report to our board of directors with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which the Company may not engage the Company’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements.

In addition to performing the audit of the Company’s annual consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and they billed the Company the following fees during 2019:

(in thousands of US$)	Year ended December 31, 2019
Audit fees (note 1)	$843,000
Audit-related fees (note 2)	94,000
Tax fees (note 3)	298,000
All other fees (note 4)	4,000
Admin and disbursements (note 4)	97,000
$1,336,000

Notes:

1.	Refers to the aggregate fees billed by the Company’s external auditor for audit services relating to the audit of FirstService and statutory audits required by subsidiaries.
2.	Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company’s financial statements; accounting consultations with respect to proposed transactions, as well as other audit-related services.
3.	Refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for licensing and subscriptions to accounting and tax research tools, as well as administration and out-of-pocket expenses.

Additional information

Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is contained in the Meeting Circular.

Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found through the SEDAR web site at www.sedar.com and also via EDGAR at www.sec.gov. Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2019.

EXHIBIT “A”

AUDIT COMMITTEE MANDATE

Purpose

The Audit Committee (the “Committee”) is appointed by and shall assist the Board of Directors (the “Board”) of FirstService Corporation (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) risk management including systems of internal accounting and financial controls, (v) appointing, overseeing and evaluating the work of the external auditors, and (vi) compliance with applicable legal and regulatory requirements.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position of the Company and its subsidiaries as the Board may from time to time see fit.

Membership

The Committee shall consist of at least three directors appointed annually by the Board and shall be selected based upon the following, in accordance with applicable rules and regulations:

a.	Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

b.	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

c.	Commitment. In addition to being a member of the Committee, if a member is also on the audit committee or board of directors of other public companies, the Board shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.

Chair and Secretary

The Chair of the Audit Committee shall be selected by the Board. If the Chair is not present, the members of the Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the other Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of such meetings, shall be determined from time to time by the Chair of the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Committee shall have sufficient notice in order to prepare for each meeting. Notice of each meeting shall also be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law.

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Meeting Agendas

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to the Committee members prior to any meetings.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to communicate with the external auditors, legal counsel, and officers and employees of the Company.

The members of the Committee have the right, for the purpose of performing their duties, to inspect the books and records of the Company and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of any internal audit initiatives. The Company’s external auditors are accountable to the Committee as representatives of the Company’s shareholders.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee are as follows:

1.	Financial Reporting Process and Financial Statements

a.	In consultation with the external auditors and management, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies;

b.	Review all material transactions and contracts entered into by the Company with any insider or related party of the Company, other than officer or employee compensation arrangements which are approved by the Compensation Committee;

c.	Review with management and the external auditors the Company’s annual audited consolidated financial statements and discuss with the external auditors all matters required to be discussed by generally accepted auditing standards (GAAS) in Canada and the United States. This would include reviewing an annual report prepared by the external auditors describing: (i) all critical accounting policies used by the Company, (ii) any material alternative accounting treatments within generally accepted accounting principles (GAAP) that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures, and (iii) any other material written communications between the external auditors and management;

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d.	Following completion of the annual audit, review with management and the external auditors any significant issues, concerns or difficulties encountered;

e.	Resolve any disagreements between management and the external auditors regarding financial reporting;

f.	Review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information including earnings guidance provided to analysts;

g.	Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company and periodically assess the adequacy of those procedures; and

h.	Meet separately, periodically, with management and with the external auditors.

2.	External Auditors

a.	The Committee is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

b.	Pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors;

c.	Review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditing firm;

d.	Consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

e.	Request and review annually a report by the external auditors regarding the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the past five years.

3.	Internal Controls and Risk Management

a.	Oversee management’s design, implementation and evaluation of the Company’s internal controls over financial reporting including compliance with the requirements of the Sarbanes-Oxley Act. Receive and review reports from management and the external auditors with regard to the reliability and effective operation of the Company’s accounting systems and internal controls;

b.	Discuss with management the Company’s approach to risk assessment and risk management and it’s assessment of the need for internal auditing. The Company’s approach includes assessing and managing the risks related with personal and sensitive data that is collected, transmitted or stored by the Company and the control environment in place to protect the privacy of such data;

c.	Establish policies and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or other acts and for the receipt, retention and treatment of any such submissions.

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4.	Legal and Regulatory Requirements

a.	Receive and review timely analysis by management of significant issues relating to public disclosure and reporting, including, prior to finalization, the Management’s Discussion and Analysis and Annual Information Form;

b.	Prepare the report of the Audit Committee required to be included with the Company’s periodic filings; and

c.	Assist the Board in the oversight of compliance with legal and regulatory matters.

5.	Additional Responsibilities

a.	Report regularly to the Board, including matters such as the quality and integrity of the Company’s financial statements, compliance with legal and regulatory requirements, the results of any internal audit initiatives including evaluation of internal controls over financial reporting for purposes of compliance with Sarbanes-Oxley, and the performance and independence of the external auditors; and

b.	Review and reassess annually the adequacy of the Audit Committee’s Mandate and prepare and review with the Board an annual performance evaluation of the Audit Committee.